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                                                                 Exhibit (a)(11)

                  MARRIOTT INTERNATIONAL, INC. EXTENDS OFFER
                           FOR EXECUSTAY CORPORATION


     Washington, D.C., February 12, 1999 -- Marriott International, Inc. (NYSE:MAR) announced today that it has exceeded the minimum condition set in its $14.00 cash tender offer to acquire all outstanding public shares of common stock of ExecuStay Corporation (NASDAQ:EXEC) but was extending the expiration date of the tender offer to 11:59 p.m., New York City time, on Wednesday, February 17, 1999. The offer had previously been scheduled to expire at midnight on Thursday, February 11, 1999.


As of midnight, New York City time, on February 11, 1999, 3,181,220 shares of ExecuStay stock had been validly tendered and not withdrawn in the offer (including those shares tendered pursuant to guaranteed delivery procedures). In addtion, prior to the commencement of the tender offer, Marriott entered into agreements with certain stockholders of ExecuStay Corporation who have agreed not to participate in the tender offer and to exchange an aggregate of 4,565,890 shares of ExecuStay common stock for shares of ExecuStay non-voting preferred stock after the close of the tender offer. After giving effect to this planned transaction, the 3,181,220 shares of ExecuStay common stock tendered will represent approximately 86.7% of the outstanding shares of ExecuStay common stock. The shares to be exchanged together with the shares tendered to date constitute 94.1% of all outstanding shares of ExecuStay stock.

Marriott International also announced today that it has satisfied the Hart-Scott-Rodino Antitrust Improvement Act condition regarding the tender offer.

MacKenzie Partners, Inc. is the Information Agent and First Chicago Trust Company of New York is the Issuing and Paying Agent. Questions concerning the offer and requests for copies of the Offer to Purchase and related materials should be directed to MacKenzie Partners at 212-929-5500 or 800-322-2885.

                                _______________

MARRIOTT INTERNATIONAL, INC. is a leading worldwide hospitality company with over 1,800 operating units in the United States and 52 other countries and territories. Marriott's lodging business includes hotels and vacation ownership (timeshare) resorts operated and franchised under the Marriott, Ritz-Carlton, Renaissance, Residence Inn, Courtyard, TownePlace Suites, Fairfield Inn, SpringHill Suites, Ramada International and Marriott Vacation Club International brands. Other businesses include senior living communities and services, and food service distribution. The company is headquartered in Washington, D.C. and has approximately 133,000 employees. In fiscal year 1998, Marriott International reported total sales of $8.0 billion.

Contact: Tom Marder, Corporate Relations, 301-380-2553

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